March 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kari Jin Kathleen Collins

Re:	Document Security Systems, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for the Quarter Ended September 30, 2008 Filed November 10, 2008

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report and quarterly report (the “Filing”), which were included in the Staff’s letter dated February 27, 2009 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our,” “Company” or “us” mean Document Security Systems, Inc.

Form 10-Q for the Quarter Ended September 30, 2008

Note 4. Other Intangible Assets, page 9

1.
We note your response to our prior comment 2 where you indicate that the Company recorded the $500,000 received from Trebuchet as proceeds from the sale of patent assets, which resulted in a loss on sale of $1,170,000.  Please tell us how you determined that this Agreement represented a sale of an asset.    In this regard, tell us which accounting standard (s) you considered when you determined that it was appropriate to write-off $1,670,000 of the Patent asset.

Response:

The Company based its accounting treatment on fundamental accounting concepts, including the Recognition and Measurement concepts discussed in FASB Concepts 5.  The Company did not determine specific accounting guidance other than FASB Concept 5 related to its transfer and assignment of its patent rights to Trebuchet,   When evaluating the transaction, the Company considered the following accounting options.   The Company considered whether to treat the $500,000 payment as a reimbursement of its capitalized patent defense costs which would have reduced the amount of patent defense costs that were subject to capitalization.    The Company believes that this was a viable option had the Company not transferred a legal ownership right to its Patent.    Furthermore, this treatment would be consistent with how the Company expects to treat any fee reimbursements it may be awarded in any of the jurisdictions in which it is successful in any of its validity cases, i.e. that such fee reimbursement that it receives are not income, but rather a reduction in the Company’s total cost of its litigation (unless the fee reimbursement is a component of a settlement).    However, the Company determined that the actual transfer of 49% of the Company’s patent ownership rights differentiated the Trebuchet transactions from a simple fee reimbursement.

As the transaction was negotiated, Trebuchet felt that it was important that it receive legal rights to the patent to protect itself in the event that the Company became insolvent.   The Company did not transfer 50% of its ownership due to the fact that a transfer of majority ownership would have necessitated notifications and filings of ownership changes in all of the various patent courts in which litigation is underway, which was a process that each party did not think was prudent at the current time.   Therefore, the transfer of 49% ownership of the Patent was primarily a legal consideration, and did not impact the main economic consideration of the transaction which was the grant to Trebuchet of 50% of all proceeds from the litigation in exchange for the payment of $500,000 and the assumption of all the future costs of the litigation.    Had no legal ownership of the patent been transferred, the Company believes that the transaction could have been considered a sale of future receipts or a royalty, and the receipt of the $500,000 would have been recorded as  royalty revenue.  However, as the Company concluded that the actual transfer of ownership rights was the overriding factor in determining the accounting treatment.    As a result, since an actual transfer of the legal right to an asset had occurred, the Company did not believe there was any guidance or any argument that could be made that would override the fact that ownership to a recorded asset had been transferred in exchange for a payment.   Therefore, the Company concluded that a sale of 49% of any asset would result in a recognition of a gain or loss on that transaction.

2.
We also note the disclosures on page 9 where you indicate that the Company assigned and transferred 49% interest in the Patent to Trebuchet, which allows for a “separate and exclusive interest including a separate and distinct right to exploit the Patent”.  Please explain further what these terms mean.  For instance, is Trebuchet entitled to receive future consideration from the Company related to the Patent (such as a percentage of the Company’s revenues) or does Trebuchet only have the right to exploit the Patent without any future obligation from the Company.

Response:

In Section 2.1 (a), the Agreement states “DSS hereby transfers and assigns to Trebuchet 49% of all of its right, title and interest in the Patent and to the inventions described and claimed therein, such that both DSS and Trebuchet shall have a separate and distinct interest in and share of the Patent, along with the right to sue and recover in litigation, settlement or otherwise to collect royalties or other payments under or on account of the Patent and/or any of the foregoing, subject to the provisions for sharing any said recovery including royalties as provided in the Agreement, [Author’s note: i.e. the 50% sharing of proceeds detailed in Section 2.4]for all past, present and future casues of action including but not limited to actions asserting the infringement of the Patent”

Furthermore, in Section 2.1(b), the Agreement states “With respect to DSS’s remaining 51% interest in the Patent, DSS grants to Trebuchet the exclusive right and license to sue in the name of DSS, and to recover in litigation, settlement or otherwise to collect royalties or other payments under or on account of the Patent and/or any of the foregoing, subject to the provisions for sharing any said recovery including royalties as provided in this Agreement [Author’s note: i.e. the 50% sharing of proceeds detailed in Section 2.4].

As described above, in its Agreement with Trebuchet, the Company gave Trebuchet a series of rights that will allow Trebuchet to have significant flexibility for it to pursue and manage the litigation of the patent, and any settlement negotiations related to the litigation. The rights of Trebuchet are limited to the current litigation against the ECB and to future infringement litigation against other parties in relation to the patent, which will most likely be security printers and other service providers that are involved in the production of currency that the Company believes uses the Company’s patent without permission. Trebuchet does not have the right to commercially license the Patent technology to Parties that are not subject to the litigation. The Company also agreed that it would not commercially license the patent without the consent of Trebuchet, which if so agreed, would not result in royalty to Trebuchet. In its September 30, 2008 Form 10-Q, the Company tried to summarize the numerous rights granted to Trebuchet in the Agreement using plain english per below.

Under the terms of the Agreement, and in consideration for Trebuchet’s funding agreement, the Company assigned and transferred a 49% interest of all of the Company’s right, title and interest in the Patent to Trebuchet which allows Trebuchet to have a separate and exclusive interest including a separate and distinct right to exploit the Patent.

In future filings, the Company will revise its disclosure to state “Under the terms of the Agreement, and in consideration for Trebuchet’s funding obligations, the Company assigned and transferred a 49% interest of the Company’s rights, title and interest in the Patent to Trebuchet which allows Trebuchet to have a separate and distinct interest in and share of the Patent, along with the right to sue and recover in litigation, settlement or otherwise to collect royalties or other payments under or on account of the Patent.”

3.
Further, it appears that the Company entered into a multiple-element arrangement that included (a) the sale of the rights to future litigation settlements and (b) ownership rights in the Company’s Patent.  Accordingly, tell us how you considered the guidance in EITF 00-21 to allocate the $500,000 proceeds between these two elements on a relative fair value basis and tell us how you considered whether such amounts should be recorded as deferred revenue or recognized immediately upon sale.

As discussed above, the Company concluded that the most appropriate accounting treatment of the transaction was as of a sale of assets.  Therefore, the Company did not view its transaction with Trebuchet as a revenue generating arrangement between a vendor and customer that would be covered under EITF 00-21.

Thank you for your assistance in this matter.  Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Officer

/s/ Philip Jones
Philip Jones
Acting Chief Financial Officer
(Vice President of Finance)